Exhibit 99.3

B COMMUNICATIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ehud Yahalom attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of  B Communications Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on November 7, 2013 at 12:30 p.m.  (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 52503, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Extraordinary General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE OUTSIDE DIRECTORS AND APPROVAL OF THE TERMS OF THEIR COMPENSATION IN ITEMS 1A AND 1B AND FOR ITEMS 2 AND 3 SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSON NAMED ABOVE AS PROXY.

VOTES WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN OUR COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

VOTES CAST FOR ELECTION OF THE OUTSIDE DIRECTORS IN ITEMS 1A AND 1B AND ITEMS 2 AND 3 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

B COMMUNICATIONS LTD.

November 7, 2013

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”  THE ELECTION OF THE OUTSIDE DIRECTORS AND APPROVAL OF THE TERMS OF THEIR COMPENSATION IN ITEMS 1A AND 1B AND “FOR” ITEMS  2 AND 3.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you are (a) a controlling shareholder of the Company; or (b) do you have a personal interest in (as described in the Proxy Statement) in Items 1A and 1B and Items 2 and 3 on the proxy card.

1A.	To re-elect Moshe Rosenthal as an outside director for an additional three year term and to approve his terms of service.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the election of Mr. Rosenthal as an outside director?

☐ YES                                ☐ NO

1B.	To re-elect Debbie Saperia as an outside director for an additional three year term and to approve her terms of service.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the election of Ms. Saperia as an outside director?

☐ YES                                ☐ NO

2.           To approve the compensation policy for Company’s directors and officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the Company’s compensation policy?

☐ YES                                ☐ NO

3.
To approve an updated compensation arrangement for Company’s chief executive officer in accordance with amendment no. 20 to the Israeli Companies Law and to approve that the arrangement with the Company’s principal shareholder, Internet Gold, and its parent, Eurocom Communications, to share the cost of Mr. Turgeman’s management services is hereby ratified.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the updated compensation arrangement for its chief executive officer?

☐ YES                                ☐ NO

4.
Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, or defined as "Exceptional Holdings" and/or in "Undisclosed Holdings" as defined in the Proxy Statement?

☐ YES                                ☐ NO

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.